[Reference Translation]

December 9, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Amendments to Forecasts for FY2012

Based on our recent business results, we, TOYOTA MOTOR CORPORATION (“Toyota”), hereby amend our full-year consolidated and unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012), which were not announced on November 8, 2011, the day we announced the second quarter financial results for FY2012.

1.	Amendments to the full-year consolidated financial forecasts for FY2012

(April 1, 2011 through March 31, 2012)

(Amount: billion yen)

	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	—	—	—	—
New forecasts (B)	18,200.0	200.0	170.0	180.0
Amount changed (B – A)	—	—	—	—
% of change	—	—	—	—
(Reference) Actual results for FY2011	18,993.6	468.2	563.2	408.1

2.	Amendments to the full-year unconsolidated financial forecasts for FY2012

(April 1, 2011 through March 31, 2012)

(Amount: billion yen)

	Net revenues	Operating income	Ordinary income	Net income
Previous forecasts (A)	—	—	—	—
New forecasts (B)	8,100.0	-530.0	-160.0	-80.0
Amount changed (B – A)	—	—	—	—
% of change	—	—	—	—
(Reference) Actual results for FY2011	8,242.8	-480.9	-47.0	52.7

3.	Reasons for the amendments

The full-year consolidated and unconsolidated financial forecasts for FY2012 were tentatively undecided because we could not make reasonable forecasts due to the effects of the 2011 floods in Thailand. Based on information available at the moment and our current estimations, we now amend our forecasts as above.

We believe the consolidated vehicle sales will be 7,380 thousand units for the full-year. The assumption of the foreign exchange rate is 78 yen per U.S. dollar and 109 yen per Euro, for the full-year average.

(Note)	This notice contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, and 2011 floods in Thailand, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.